BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599




February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Grey Advertising Inc - Class A


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of
1934, the following is one copy of the Schedule
13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule
13G filing submission through the EDGAR-Link
System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer



Enclosures









          SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549


                    SCHEDULE 13G

       Under the Securities Exchange Act of 1934
                  (Amendment No. 3)*

                 Grey Advertising Inc
         _______________________________________
                   NAME OF ISSUER:
        Common Stock - Class A (Par Value $1.00)
         _______________________________________
             TITLE OF CLASS OF SECURITIES
                     397838103
         _______________________________________
                     CUSIP NUMBER


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (Continued on following page(s))


                    Page 1 of 8 Pages









CUSIP No. 397838103                     Page 2 of 8 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (A)  [ ]
               (B)  [ ]

3.SEC USE ONLY


4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Both Bankers Trust Corporation and Bankers Trust
  Company are New York Corporations.

  NUMBER OF    5. SOLE VOTING POWER

  SHARES

  BENEFICIALLY 6. SHARED VOTING POWER

  OWNED BY

  EACH         7. SOLE DISPOSITION POWER

  REPORTING

  PERSON       8. SHARED DISPOSITION POWER

  WITH

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON















CUSIP No. 397838103                Page 3 of 8 Pages


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [ ]









11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9








12.TYPE OF REPORTING PERSON *

   Bankers Trust Corporation - HC
   Bankers Trust Company - BK


CUSIP No. 397838103                Page 4 of 8 Pages





Item 1(a) NAME OF ISSUER:

          Grey Advertising Inc

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          777 Third Avenue
          New York, NY  10017

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust Corporation, and its
          wholly-owned subsidiary, Bankers Trust
          Company.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          130 Liberty Street
          New York, New York  10006

Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation and Bankers
          Trust Company are both corporations
          incorporated in the State of New York
          with their principal business offices
          located in New York.























CUSIP No. 397838103                Page 5 of 8 Pages


Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock - Class A (Par Value $1.00) of Grey Advertising Inc, a Delaware corporation.

Item 2(e) CUSIP NUMBER:

          397838103

Item 3    THE PERSON FILING IS A:

          For Bankers Trust Corporation,

     (g)  [X] Parent Holding Company, in accordance with
          Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company,

     (b)  [X] Bank as defined in section 3(a)(6) of the Act.

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

          (i)






          (ii)



















CUSIP No. 397838103                Page 6 of 8 Pages






     (b)  Percent of Class:




     (c)  Number of shares as to which the Bank has:


     (i)  sole power to vote or to direct the vote -



     (ii) shared power to vote or to direct the vote -


    (iii) sole power to dispose or to direct the disposition of -


    (iv) shared power to dispose or to direct the disposition of -


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               If this statement is being filed to
               report the fact that as of the date
               hereof the reporting person has
               ceased  to be the beneficial owner
               of more than five percent
               of the class of securities, check
               the following [X].
















CUSIP No. 397838103                Page 7 of 8 Pages


Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY
          BEING REPORTED ON BY THE PARENT HOLDING
          COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


Item 10   CERTIFICATION:

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were
          acquired and are held in the ordinary
          course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



















CUSIP No. 397838103                Page 8 of 8 Pages


SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1998

Signature:     Bankers Trust Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.

Title:    Secretary




































            EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust
Corporation to Bankers Trust Company is shown below:


      Bankers Trust Corporation

                  |
                100%
                  |

         Bankers Trust Company